Exhibit 99.1

Frequently Asked Questions about Proxy Voting

Many of you are receiving proxy materials for the upcoming CSX Annual Meeting.  The proxy voting is a complicated legal process, and we have understandably received a number of questions from CSX employees.  Here are the most frequently asked questions so far.  If you have additional questions, please feel to contact CSX’s proxy firm, Innisfree M&A Inc., at (877) 750-9497 or Nathan Goldman in the CSX Law Department.

Q:           How should I vote?

A:
Whether by paper, phone or internet, the CSX Board of Directors recommends that you complete and vote in favor of the recommendations on the white proxy card, which will permit the company to vote your shares in accordance with the Board’s recommendations.  If you wish to follow the Board’s recommendation, you should complete and return white proxy cards, and discard or recycle any blue cards.

Q:
I own shares in several ways.  One is through Merrill Lynch or another broker, another is through the CSX 401K plan, and the third is directly.  Do I need to complete multiple proxy cards to make sure that all of my shares are voted how I want?

A:
Yes, you will need to complete multiple cards.  You should receive proxy materials, including both white and blue cards, for each account where you hold shares.  To make sure that all of your shares are voted how you want, you will need to complete and submit separate proxy cards for each account where you own shares.

The Board of Directors recommends that you complete and return the white proxy card.  If you wish to follow the Board’s recommendation, you should complete and return white proxy cards for each account, and discard or recycle any blue cards.

Q:	I already completed a proxy card or voted by phone or internet, but I want to change my vote. Can I do that?

A:	Yes. The last dated vote will be the one that is counted for you.

For example, you may have already completed and returned a blue proxy card and wish to change your vote and submit the white proxy card, as recommended by the Board of Directors.  To change your vote, you simply need to submit a second completed proxy card dated later than the first or submit a later dated vote by telephone or internet.

Remember, you will need to submit a separate proxy card for each account where you own shares.  So, to change your vote on each account, you will need to submit a second, later-dated proxy card for each account.

Q:	I’ve already voted, but I keep getting things in the mail. Do I need to return more proxy cards if I’ve already completed one?

A:
No, but remember that you will need to return a separate proxy card for each account where you hold shares.  If you have already submitted proxy cards for each account, then you do not need to complete and submit any additional cards when you receive them in the mail.  However, if you want to change your vote, you can submit a new card that will count instead of any that you have submitted before.

I hope that this answers most of the questions you may have about the proxy process, but you should not hesitate to ask if you have any additional questions.  Remember, you can call Innisfree at (877) 750-9497 or Nathan Goldman in the CSX Law Department with any specific questions about proxy cards.

Ellen M. Fitzsimmons
Senior Vice President - Law & Public Affairs and Corporate Secretary